Exhibit 1

Perion Appoints Mike Vorhaus to its Board of Directors

Tel Aviv and San Francisco – April 1, 2015 – Perion Network Ltd. (NASDAQ: PERI) is pleased to announce the appointment of Mike Vorhaus to the Company’s Board of Directors, effective immediately.

Mr. Vorhaus is President of Magid Advisors, a unit of Frank N. Magid Associates, a leading research-based strategic consulting firm. His work at Magid involves a vast amount of due diligence for several successful media acquisitions as well as building a consulting and research practice in the Internet, mobile and digital entertainment spaces, including gaming on all platforms. Vorhaus also currently serves on the Advisory Board at Digital Media Wire Inc.  He is also a frequent guest on Bloomberg TV and a speaker at many industry conferences.  He previously worked for the U.S. House of Representatives, the U.S. Senate and for two administrations in the White House.  For many years Vorhaus also worked for the California Institute of Technology and for the University of California.

“We are tremendously fortunate to have found such an experienced, connected and operationally strong media and digital expert to join our Board of Directors,” said Josef Mandelbaum, Perion’s CEO. “We are confident that his overall knowledge of the advertising and media industry and specific expertise in the mobile ad tech space will greatly benefit us. I look forward to working with Mike closely during his term to further advance our strategy.”

"I’m honored to be joining Perion’s Board of Directors,” said Mr. Vorhaus. “The company is full of great talent and has a strong vision to become a leader in the mobile marketing space. I look forward to working with such a dynamic team and company and am truly excited for this new endeavor.”

About Perion Network Ltd.

Perion powers innovation. Perion is a global performance-based media and Internet company, providing online publishers and app developers advanced technology and a variety of intelligent, data-driven solutions to monetize their application or content and expand their reach to larger audiences, based on our own experience as an app developer. Our leading software monetization platform, Perion Codefuel, empowers digital businesses to optimize installs, analyze data and maximize revenue. Our app promotion platform, GrowMobile, enables developers to make wise decisions on where to spend advertising budgets to produce the highest yield and the most visibility. The Perion team brings decades of experience, operating and investing in digitally-enabled businesses, and we continue to innovate and create value for the app ecosystem. More information about Perion may be found at www.perion.com. Follow Perion on Twitter @perionnetwork and GrowMobile at @growmobile.

Contact Information:

Deborah Margalit
Perion Investor Relations
+972-73-398-1000
investors@perion.com

or

Solebury Communications Group
Jamie Lillis
+1 (203) 428-3223
jlillis@soleburyir.com

Source: Perion Network Ltd.